Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, FL 32204

July 31, 2018

VIA EDGAR

Attn: Dorrie Yale, Irene Paik

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Fidelity National Financial, Inc. - Request for Acceleration

Registration Statement on Form S-4 (File No. 333-225287)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Fidelity National Financial, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-225287) filed by the Registrant on May 30, 2018, as amended by Amendment No. 1 filed on July 12, 2018 and Amendment No. 2 filed on July 26, 2018 (the “Registration Statement”), be accelerated by the United States Securities and Exchange Commission (the “Commission”) to 1 p.m. Eastern Time on August 1, 2018, or as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone.

The Registrant hereby acknowledges that:

i.                should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.             the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.          the Registrant may not assert the comments of the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The cooperation of the Staff in meeting the timetable described above is very much appreciated. If you have any questions, please feel free to contact Sachin Kohli (sachin.kohli@weil.com / telephone: 212.310.8294) of Weil, Gotshal & Manges LLP. In addition, please notify Mr. Kohli when this request for acceleration has been granted.

Sincerely,

Fidelity National Financial, Inc.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:                    Via E-mail

Michael L. Gravelle, Esq. (Fidelity National Financial, Inc.)

Sachin Kohli, Esq. (Weil, Gotshal & Manges LLP)

John D. Amorosi, Esq. (Davis Polk & Wardwell LLP)